Securities and Exchange Commission
                             Washington, D.C. 20549
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                                  SCHEDULE 13D/A
					   Amendment No. 2
                   Under the Securities Exchange Act of 1934


                            Progressive Return Fund, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                   743376105
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                                 (CUSIP Number)


		Ronald G. Olin
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 28, 2002
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]







CUSIP No.:  743376105                 13D                    Page 2
-----------------------                                     ---------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ronald G. Olin
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777, Asheville, NC 28801
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  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                      0
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER          1,317,300
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER               0
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER     1,317,300
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                           1,317,300
============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
============================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                        30.6%
============================================================================
14        TYPE OF REPORTING PERSON                                   IN
============================================================================









CUSIP No.:  743376105                 13D                    Page 3
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ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Progressive Return Fund, Inc. (the "Issuer"). The principal executive offices of the Fund are located at 575 Lexington Avenue, New York, NY 10022.

	Ralph W. Bradshaw, Chairman and President
	Gary A. Bentz, Vice-President and Treasurer
	Thomas R. Westle, Secretary



ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Ronald G. Olin, an individual investor, who is an employee and principal owner of Deep Discount Advisors, Inc., and a general partner of Ron Olin Investment Management Co., One West Pack Square, Suite 777, Asheville, NC 28801.

(d) None

(e) None

(f) USA



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment Funds



ITEM 4.           PURPOSE OF TRANSACTION

The reporting person intends to be a passive holder of the securities of the issuer. As such, the securities of the issuer acquired and held by the reporting person were purchased for investment purposes and not for the purpose of changing or influencing the control of the issuer of such securities.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's Semi-Annual Report states that, as of the close of business on March 15, 2002, there were 4,306,792 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

   The Reporting Person is the beneficial owner of 1,317,300 shares of Common Stock, which constitute approximately 30.6% of the outstanding shares of Common Stock.


(b) Power to vote and to dispose of the securities resides with Ronald G. Olin.


c) During the last 30 days, the following shares of Common Stock were traded in the open market:

  Date		           Number of Shares		Price Per Share
----------			   -------------------	     -----------------
3/6/2002				400	Bought				7.05
3/7/2002				200	Bought				7.05
3/8/2002				1100	Bought				7.05
3/14/2002				1000	Bought				6.89
3/19/2002				200	Bought				6.98



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER


None



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


None




                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2002


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin